Exhibit 3.1

ARTICLES OF AMENDMENT

OF

XENITH BANKSHARES, INC.

Pursuant to the provisions of the Virginia Stock Corporation Act (the “VSCA”), the undersigned, on behalf of the corporation set forth below, hereby executes the following Articles of Amendment as follows:

I.

The name of the corporation is Xenith Bankshares, Inc. (the “Corporation”).

II.

The amendment (the “Amendment”) adopted is as follows:

Article III of the Corporation’s Amended and Restated Articles of Incorporation is amended by inserting the following as clause (c) after clause (b) in Article III of the Corporation’s Amended and Restated Articles of Incorporation:

“(c) As of 9:00 a.m., Eastern Time, on December 13, 2016 (the “Effective Time”), every 10 shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time and held by each holder, shall automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock, par value $0.01 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).

A shareholder who otherwise would be entitled to receive a fractional share interest as a result of the Reverse Stock Split shall, with respect to such fractional share interest, be entitled to receive cash (without interest or deduction) from the Corporation in lieu of such fractional share interest, upon receipt by the Corporation’s transfer agent of such shareholder’s properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of such shareholder’s Old Certificates (as defined below), in an amount equal to the product of (i) the fractional share interest otherwise issuable to such shareholder as a result of the Reverse Stock Split, multiplied by (ii) the closing price of the Corporation’s Common Stock on the day immediately preceding the Effective Time, as reported by the NASDAQ Stock Market (or any other exchange or system on which the Corporation’s Common Stock is then listed or traded).

Each certificate that, immediately prior to the Effective Time, represented shares of the Corporation’s Common Stock (the “Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, subject to the elimination of fractional share interests as described above.

III.

The Amendment was adopted on November 21, 2016.

IV.

This Amendment was proposed by the Board of Directors of the Corporation and submitted to the shareholders of the Corporation on November 21, 2016 in accordance with the provisions of Title 13.1, Chapter 9 of the Code of Virginia.

The designation, number of outstanding shares and number of votes entitled to be cast by each voting group entitled to vote separately on the amendment was:

Designation	Number of Outstanding Shares	Number of Votes Entitled to be Cast
Common Stock, par value $0.01 per share	230,908,387	230,908,387

The total number of votes cast for and against the Amendment by each voting group entitled to vote separately on the Amendment was:

Voting Group	Votes “FOR”	Votes “AGAINST”
Common Stock, par value $0.01 per share	206,266,664	11,798,892

The number cast for the Amendment by each voting group was sufficient for approval by that voting group.

IV.

Pursuant to Section 13.1-606 of the VSCA, this Amendment shall become effective at 9:00 a.m., Eastern Time, on December 13, 2016.

[Signature page follows]

IN WITNESS WHEREOF, Xenith Bankshares, Inc. has caused these Articles of Amendment to be signed by Thomas W. Osgood, its Executive Vice President and Chief Financial Officer, this 5th day of December, 2016.

XENITH BANKSHARES, INC.

By:	/s/ Thomas W. Osgood
Name: Thomas W. Osgood
Title: Executive Vice President and Chief Financial Officer

SCC ID #: 0554872-2

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